MANAGEMENT'S DISCUSSION AND ANALYSIS

This document was prepared on May 7, 2004 and should be read in conjunction with the March 31, 2004 financial statements of the Company. All amounts are in Canadian funds.

OVERVIEW

Stellar International Inc. ("Stellar" or the "Company"), founded in 1994, is a Canadian pharmaceutical company involved in the development and commercialization of high quality, cost-effective, polysaccharide-based therapeutic products used in the treatment of osteoarthritis and certain types of cystitis. Stellar also markets a test kit that confirms the existence of bladder lining defects in interstitial cystitis patients and identifies those patients who should respond positively to the Company's proprietary therapeutic product. Stellar's product development strategy focuses on seeking novel applications for its products in markets where its products demonstrate true cost effective therapeutic advantages. Stellar also intends to build revenues through in-licensing products for Canada and international markets that are focused on similar niche markets.

Stellar has developed and is marketing three products in Canada based on its core polysaccharide technology: (i)NeoVisc®, for the treatment of osteoarthritis, (ii)Uracyst®-S and the (iii)Uracyst® Test Kit, Stellar's patented technology for the diagnosis and treatment of Interstitial Cystitis (IC), an inflammatory disease of the urinary bladder wall. Stellar also has acquired the exclusive Canadian marketing and distribution rights from: (i)Millenium Biologix Inc. to sell Skelite™ a proprietary synthetic bone grafting product and (ii)Matritech, a USA company, to sell NMP22® BladderChek™, a proteomics-based diagnostic test for the diagnosis and monitoring of bladder cancer. Stellar began selling Skelite™ in the Canadian market in February 2004 and expects to launch BladderChek™ in mid 2004, once Canadian regulatory approval is completed. Both of these products are expected to positively impact sales in 2004.

Effective December 2001, Stellar entered into a strategic licensing agreement with G. Pohl-Boskamp GmbH & Co. ("Pohl-Boskamp") for the sale of Uracyst products in Europe. In December of 2003, Pohl-Boskamp received approval to sell Uracyst in Europe.

In June of 2003 Stellar entered into distribution agreements with CMI Canada Medical Inc and BurnsAdler Pharmaceuticals to sell Stellar's products in the Middle East, Latin America and the Caribbean.

Stellar markets its products in Canada through its own direct sales force of commissioned and salaried sales people. The Company's focus on product development continues to be two fold, in-licensing and out-licensing for immediate impact on revenue stream allowing Stellar to fund its own in-house product development for future growth stability.

FIRST QUARTER 2004 HIGHLIGHTS

Stellar had a busy and productive first quarter in 2004. In January 2004, Stellar introduced Skelite, a unique synthetic bone void filler, to the Canadian market. In February 2004, a private placement was completed with SJ Strategic Investments LLC, ("SJ") whereby 4,088,794 common shares were issued by the Company, for US $0.74 per share. Such amount represented approximately 19.9% of the then issued and outstanding common shares of the Company. SJ is owned and managed by the founder and former Chairman and CEO of King Pharmaceuticals, John Gregory. Stellar believes this association and infusion of capital will allow the company to accelerate its growth in Canada and international markets.

In connection, with the completion of this offering, SJ the subscriber, also obtained a right from the company to subscribe for additional Stellar common shares in the future from time to time in order to maintain its percentage equity ownership interest in Stellar, subject to adjustment in certain circumstances, and subject to regulatory approval. SJ has also been granted the right by Stellar, to participate as a selling shareholder in future offerings of common shares. In addition, Peter Riehl, Samuel Hahn and each of their spouses have entered into agreements with SJ pursuant to which they have granted rights of first refusal to SJ in respect of the sale of securities in Stellar owned by them.

The Stellar common shares were acquired by SJ for investment purposes only, and not with the purpose of influencing control or direction over Stellar. SJ may acquire further Stellar common shares, or dispose of its holdings of Stellar common shares, as investment conditions warrant. The Stellar common shares purchased by SJ in the private placement are all of the securities of Stellar that SJ owns, or exercises control or direction over.

Sales from out-licensing agreements signed in 2003 began generating revenue in February and remain ahead of the forecast.In March 2004, supply and license agreements were signed with SJ Pharmaceuticals, Inc. of Bristol, Tennessee for sales of NeoVisc® and Uracyst® in the United States market. These agreements will provide Stellar with additional milestone payments and an ongoing royalty stream from future sales of these products in the United States, once approved by the FDA. These achievements are substantial and when combined with our Sales and Marketing group's achievement of surpassing the 2004 first quarter budget, it made this an extremely productive period for the company.

RESULTS OF OPERATIONS FOR 3 MONTHS ENDED MARCH 31, 2004

For the three month period ending March 31, 2004, total revenues for all sources, increased by 152.4% to $561,160, compared to $222,315 in the same period during 2003. Included in the gross total revenues for the first quarter, were licensing fee revenues of $267,220. Sales of Stellar products for the quarter were $293,940, (2003-$222,315) an increase of 32.2% over the same period in 2003.

The operating loss for the quarter was $33,707 compared to net loss of $134,575 in 2003. During the first quarter of 2004, Stellar incurred expenses in the development of the set up and validations at the new manufacturing site totalling $79,526, the Company has recorded these expenses to research and development. Stellar also incurred non-recurring costs of $47,176 related to in-licensing and out-licensing efforts, these costs have been expensed to selling, general and administrative in this quarter. Without these additional expenditures the company would have shown a profit for the first quarter of approximately $92,995. The management of Stellar felt these expenditures were essential for the Company's growth and that they will aid in meeting Stellar's long-term goals.

Stellar is debt free and remains confident that it can continue to fund its ongoing operations from the sale of its products, milestone payments and royalty income, resulting from out-licensing agreements for at least the next 24 months.

Cost of Sales

During the first quarter of 2004, cost of sales amounted to $50,549 (2003-$45,814), 17.2% of product sales. This represents a 3.4% cost reduction when compared to the previous year due to increased manufacturing efficiencies.

Research and Development

Stellar continues to invest in research necessary to expand its products into international markets. In October 2003, Stellar signed an agreement with Dalton Chemical Laboratories, Inc. ("Dalton") to manufacture Stellar's Uracyst® product. Dalton is a contract pharmaceutical manufacturer that supplies chemistry and analytical services to the biotechnology and pharmaceutical industries in the areas of medicinal chemistry, fine chemical manufacture, custom peptides and antisense oligo production. Dalton has a site Establishment License and is registered with Health Canada as a drug testing lab. Dalton provides cGMP manufacturing and sterile filling capabilities to its customers at any stage of the regulatory process (Phase I, II, III or commercial).

Many of the Company's clinical programs were put on hold until out-licensing agreements were in place. Stellar's agreements with SJ Pharmaceuticals, Inc. will allow clinical trials for Stellar's products to be conducted in order to obtain regulatory approvals in the U.S.A. for both Uracyst and NeoVisc.

In June of 2003, Stellar announced two in-licensing agreements, which will generate sales income in 2004. The first agreement was made with BurnsAdler Pharmaceuticals for the distribution of Stellar products in Latin America, Mexico and Caribbean, and the second, with CMI Canada Medical Inc. for the Middle East. Uracyst®, which was launched in Europe in December of 2003, has had a slow start for the first quarter, but is expected to have a better sales growth in the second quarter of 2004. This will bring in royalty payments to Stellar, adding to its revenue stream.

In September 2003, Stellar in-licensed BladderChek™, for the Canadian market. BladderChek™ is a unique point of care diagnostic used in the diagnosis and monitoring of bladder cancer. Stellar is currently in the process of obtaining Canadian regulatory approval for BladderChek.

In December of 2003, all validations in Canada were completed with Skelite™ by Millenium Biologix Inc., the owner of the product. The product was launched in Canada on January 29, 2004. Stellar is encouraged with the early physician interest in Skelite™ and anticipates good sales in the later part of 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three month period end of March 31, 2004 were $440,651, an increase of $161,628 over the same period for 2003. This increase included the costs of non-recurring expenses of $113,326 which was associated with the Skelite product launch in January, legal and consulting fees related to the private placement in February and professional fees associated with the completion of out-licensing agreements with SJ Pharmaceutical in March. In addition, there have been increased costs associated with the ongoing business development activities.

Interest income and expense

Interest revenue during the first quarter was $1,561 (2003-$0.00). Interest revenues are expected to increase substantially during the remainder of 2004, as funds are moved into investments that will generate a higher interest rate. Funds will be maintained in quick liquid investments.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments totalled $4,685,204 at March 31, 2004 as compared with $255,237 at December 31, 2003. During the first quarter of fiscal 2004, the Company received aggregate proceeds of $390,700 from the exercise of 735,000 stock options and $1,361 for the exercise of 3,889 warrants (2003-$0.00). There are 1,875,000 stock options outstanding and 491,778 outstanding warrants as of March 31, 2004.

CAPITAL STOCK

Common Shares

During the current quarter, the Company issued 4,947,683 common shares, of which 4,088,794 were issued in a private placement for cash @ US$0.74 per share. The remaining 858,889 shares were issued to consultants, employees and directors, who exercised their stock options, with an average price per share of $0.49 for cash. The total number of issued and outstanding shares at May 7, 2004 was 21,596,845.

Stock Options

During the first quarter of 2004, the Company issued 140,000 options to employees, which entitles the holder to purchase one common share of the Company for a price of $2.00 per share at any time until March 24, 2007 (2003 - 295,000 at an average price of $0.23). The total number of options outstanding as a March 31, 2004 was 2,825,000. The Company has not recorded an expense with respect to these options in the current period.

SIGNIFICANT CUSTOMERS

During the quarter, the Company had one customer, a national wholesaler, which represented 41.8% of sales, in comparison to 45.3% in the March 31, 2003 period.

SUBSEQUENT EVENTS

On April 29, 2004 the Company increased the number of share options in the plan to 4,157,841 from 2,852,000. In addition, the Company issued 175,000 options to officers, directors and consultants, which entitled the holder to purchase one common share of the Company, for a purchase price of $2.05 per share at any time until April 2, 2007. The total number of outstanding options in the plan at May 7, 2004 was 2,965,000.

Subsequent to the end of March 31, 2004, the Company has received aggregate proceeds of $127,400 from the exercise of 245,000 stock options and $19,250 for the exercise of 55,000 warrants (2003-$0.00).

Stellar has recently signed an agreement with Dalton Chemical Laboratories, Inc. to manufacture Stellar's NeoVisc® product. This agreement along with the Uracyst® agreement previously made with Dalton, will allow Stellar to expand its products into international markets.

SEGEMENTS

The Company currently operates by means of i) selling its own products, as well as in-licensing other products for the Canadian market; ii) out-licensing its products in international markets, presently in Europe, the Middle East, South American and the United States; and iii) royalties received on certain out-licensing agreements. The attached balance sheets as at March 31, 2004 and December 31, 2003 present the financial position of these segments.

OUTLOOK

As at May 7, 2004, the Company has working capital of $4,579,006. After taking into account the receipt of royalties from the sale of Uracyst® in Europe, the Caribbean and South America, research and development and marketing expenditures relating primarily to NeoVisc® and Uracyst®, as well as costs associated with the launch of several licensed in products in Canada, the Company expects that its current working capital will be sufficient to finance operations for the next 24 months.

The Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financings for companies such as Stellar is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company's interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.